

Exhibit 99.1

Press Release

DENVER, CO - July 26, 2016

Contact: Shelby Noble
Phone: 720.922.6082

UDR ANNOUNCES SECOND QUARTER 2016 RESULTS AND UPDATES FULL-YEAR GUIDANCE

UDR (the "Company") Second Quarter 2016 Highlights:

- Net income per share was $0.06, Funds from Operations ("FFO") per share was $0.44, FFO as Adjusted per share was $0.45, and Adjusted Funds from Operations ("AFFO") per share was $0.41.
- Net income attributable to common stockholders was $17.0 million as compared to $85.9 million in the prior year. The decrease year-over-year was primarily due to lower gains on the sale of real estate.
- Year-over-year same-store ("SS") revenue, expense and net operating income ("NOI") growth for the quarter were 5.7 percent, 5.5 percent and 5.7 percent, respectively.
- Construction was completed on three West Coast Development JV communities located in Seattle, WA and Anaheim, CA with a total going-in valuation of $315 million.
- Commenced the construction of Crescent Heights, a 150-home development in a 50%/50% joint venture with MetLife in Los Angeles, CA, with a total estimated cost of $126 million and an expected completion of 2018.
- Sold one wholly-owned retail property located in Bellevue, WA for approximately $45 million.
- Updated full-year 2016 earnings growth guidance:
  - Tightened and increased Net income per share guidance to $0.23 to $0.27 from $0.20 to $0.26;
  - Tightened FFO per share guidance to $1.76 to $1.80 from $1.75 to $1.81; and
  - Tightened and increased FFO as Adjusted and AFFO per share guidance to $1.77 to $1.80 from $1.75 to $1.81 and $1.61 to $1.64 from $1.59 to $1.65, respectively.

	Q2 2016	Q2 2015	YTD 2016	YTD 2015
Net income per common share, diluted	**$0.06**	**$0.33**	**$0.10**	**$0.61**
Conversion from GAAP share count	(0.003)	(0.014)	(0.010)	(0.025)
Net gain on the sale of depreciable real estate owned	(0.025)	(0.291)	(0.030)	(0.509)
Depreciation	0.399	0.369	0.794	0.733
Noncontrolling interests and preferred dividends	0.009	0.015	0.016	0.028
FFO per common share and unit, diluted	**$0.44**	**$0.41**	**$0.87**	**$0.84**
Acquisition-related costs/(fees), including joint ventures	-	0.006	-	0.006
Texas Joint Venture promote and disposition fee income	-	-	-	(0.035)
Long-term incentive plan transition costs	0.000	0.004	0.001	0.007
Net gain on the sale of non-depreciable real estate owned	-	-	(0.006)	-
Casualty-related (recoveries)/charges, including joint ventures, net	0.005	0.003	0.009	0.007
FFO as Adjusted per common share and unit, diluted	**$0.45**	**$0.42**	**$0.88**	**$0.82**
Recurring capital expenditures	(0.037)	(0.037)	(0.061)	(0.064)
AFFO per common share and unit, diluted	**$0.41**	**$0.38**	**$0.81**	**$0.76**

A reconciliation of FFO, FFO as Adjusted and AFFO to GAAP Net income attributable to common stockholders can be found on Attachment 2 of the Company's second quarter Supplemental Financial Information.

Operations

Total revenue increased by $22.9 million or 11 percent, to $238.8 million for the second quarter and $38.0 million or 9 percent, to $473.6 million year-to-date. This increase is primarily due to growth in revenue from stabilized, non-mature communities and same-store communities.

Same-store NOI increased 5.7 percent year-over-year in the second quarter of 2016 driven by same-store revenue growth of 5.7 percent coupled with a 5.5 percent increase in same-store expenses. Same-store expenses during the second quarter and year-to-date were elevated due to a $1.1 million expense resulting from a higher-than-expected initial stabilized real estate tax assessment on a 2014, San Francisco, development completion. Same-store physical occupancy was 96.6 percent as compared to 96.9 percent in the prior year period. The second quarter annualized rate of turnover was 56.8 percent representing an 80 basis point increase year-over-year.

Summary of Same-Store Results Second Quarter 2016 versus Second Quarter 2015

Region	Revenue Growth	Expense Growth/ (Decline)	NOI Growth	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	8.0%	11.7%	6.7%	40.8%	96.1%	11,460
Mid-Atlantic	1.6%	(1.4)%	3.0%	21.6%	96.9%	8,304
Northeast	5.0%	3.3%	5.7%	17.5%	96.8%	3,124
Southeast	7.2%	2.4%	9.5%	14.1%	96.9%	7,683
Southwest	4.6%	10.4%	1.3%	6.0%	96.4%	3,608
Total	**5.7%**	**5.5%**	**5.7%**	**100.0%**	**96.6%**	**34,179**

[1] Based on Q2 2016 NOI.
[2] Weighted average same-store occupancy for the quarter.
[3] During the second quarter, 34,179 apartment homes, or approximately 84 percent of 40,728 total consolidated apartment homes (versus 51,381 apartment homes inclusive of joint ventures, preferred equity investments and development pipeline homes upon completion), were classified as same-store. The Company defines QTD SS Communities as those communities stabilized for five full consecutive quarters. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Sequentially, same-store NOI increased by 1.4 percent on revenue growth of 1.5 percent coupled with a 1.5 percent increase in expenses in the second quarter of 2016.

Year-to-date, for the six months ended June 30, 2016, the Company's same-store revenue increased 6.0 percent coupled with a 4.1 percent increase in same-store expenses resulting in a same-store NOI increase of 6.8 percent year-over-year. Same-store physical occupancy was 96.6% as compared to 96.8% in the prior year period.

Summary of Same-Store Results YTD 2016 versus YTD 2015

Region	Revenue Growth	Expense Growth	NOI Growth	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	8.6%	8.1%	8.8%	40.8%	96.1%	11,298
Mid-Atlantic	1.8%	0.5%	2.4%	21.4%	96.8%	8,304
Northeast	5.4%	3.8%	6.1%	17.4%	96.8%	3,124
Southeast	7.3%	0.9%	10.4%	14.2%	96.8%	7,683
Southwest	5.0%	5.8%	4.5%	6.2%	96.7%	3,608
Total	**6.0%**	**4.1%**	**6.8%**	**100.0%**	**96.6%**	**34,017**

(1) Based on YTD 2016 NOI.
(2) Average same-store occupancy for YTD 2016.
(3) During the six months, 34,017 apartment homes, or approximately 84 percent of 40,728 total consolidated apartment homes (versus 51,381 apartment homes inclusive of joint ventures, preferred equity investments and development pipeline homes upon completion), were classified as same-store. The Company defines QTD SS Communities as those communities stabilized for five full consecutive quarters. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Development and Redevelopment Activity

At the end of the first quarter, the Company had a completed and under-construction development pipeline for which its pro rata share totaled $1.1 billion. The $1.1 billion consisted of a $162 million completed, non-stabilized project and $937 million of under-construction projects. The $937 million of under-construction development projects will be delivered over the next three years, with $166 million in 2017, $405 million in 2018 and the balance in early 2019. The development pipeline is currently expected to produce a weighted average spread between estimated stabilized yields and current market cap rates above the upper end of the Company's 150 to 200 basis point targeted range.

In addition, the Company had preferred equity and participating loan investments for which its pro rata share totaled $364 million with 100 percent of the equity commitment funded. The $364 million consisted of $247 million completed, non-stabilized projects and $117 million of under-construction projects. Of the $117 million in development projects left to complete, $61 million is expected to be completed in 2016 and the balance in 2017.

The Company commenced one new development project during the second quarter. Crescent Heights, a 150-home community located in Los Angeles, CA, is being developed in a 50%/50% joint venture with MetLife for a total budgeted cost of $126 million and is included in the Company's $1.1 billion development pipeline. The project is expected to be completed in 2018.

Transactional Activity

During the quarter, the Company increased its ownership interest in a parcel of land located in Los Angeles, CA from 50 percent to 100 percent for an incremental cost of $19 million. Subsequent to the acquisition, UDR entered into a triple-net operating ground lease, to lease the land to a third-party developer. Annual lease revenue is expected to be approximately $2.6 million. The lease term is 49 years plus two 25-year extension options, and the ground lease provides the ground lessee with options to buy the fee interest in the property.

Additionally, the Company disposed of a retail property located in Bellevue, WA for a sales price of approximately $45 million and a gain, net of tax, of $7.3 million.

Balance Sheet

At June 30, 2016, the Company had $876 million in availability through a combination of cash and undrawn capacity on its credit facilities.

The Company's total indebtedness at June 30, 2016 was $3.5 billion. The Company ended the quarter with fixed-rate debt representing 79.3 percent of its total debt, a total blended interest rate of 3.76 percent and a weighted average maturity of 4.9 years. The Company's leverage was 33.2 percent versus 37.5 percent a year ago, net debt-to-EBITDA was 5.3x versus 6.2x a year ago and fixed charge coverage was 4.63x versus 4.21x a year ago.

Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the second quarter of 2016 in the amount of $0.295 per share. The dividend will be paid in cash on August 1, 2016 to UDR common stock shareholders of record as of July 11, 2016. The second quarter 2016 dividend will represent the 175th consecutive quarterly dividend paid by the Company on its common stock.

On an annualized declared basis, the Company's $1.18 per share 2016 dividend represents a 6 percent increase versus 2015.

Outlook

For the third quarter of 2016, the Company has established the following earnings guidance ranges:

Net income per share:	$0.04 to $0.07
FFO per share:	$0.44 to $0.46
FFO as Adjusted per share:	$0.44 to $0.46
AFFO per share:	$0.39 to $0.41

For the full-year 2016, the Company has updated its previously provided earnings guidance ranges:

	Revised	**Prior Guidance**
Net income per share	$0.23 to $0.27	$0.20 to $0.26
FFO per share	$1.76 to $1.80	$1.75 to $1.81
FFO as Adjusted per share	$1.77 to $1.80	$1.75 to $1.81
AFFO per share	$1.61 to $1.64	$1.59 to $1.65

For the full-year 2016, the Company has reaffirmed its previously provided same-store growth guidance ranges:

Revenue	5.50% to 6.00%
Expense	3.00% to 3.50%
Net operating income	6.50% to 7.00%

Additional assumptions for the Company's third quarter and full-year 2016 guidance can be found on Attachment 15 of the Company's second quarter Supplemental Financial Information. A reconciliation of FFO per share, FFO as Adjusted per share and AFFO per share to GAAP Net income per share can be found on Attachment 16(D) of the Company's second quarter Supplemental Financial Information. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 16(A) through 16(D), "Definitions and Reconciliations," of the Company's second quarter Supplemental Financial Information.

Supplemental Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 1:00 p.m. Eastern Time on July 27, 2016 to discuss second quarter results. The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software.

To participate in the teleconference dial 877-795-3647 for domestic and 719-325-4903 for international and provide the following conference ID number: 2041191.

A replay of the conference call will be available through August 27, 2016, by dialing 888-203-1112 for domestic and 719-457-0820 for international and entering the confirmation number, 2041191, when prompted for the passcode.

A replay of the call will be available for 30 days on UDR's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data

Internet -- The full text of the earnings report and Supplemental Financial Information will be available on the Company's website at ir.udr.com.

Mail -- For those without Internet access, the second quarter 2016 earnings report and Supplemental Financial Information will be available by mail or fax, on request. To receive a copy, please call UDR Investor Relations at 720-922-6082.

Forward Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning availability of capital and the stabilization of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels, expectations concerning the joint ventures with third parties, expectations that automation will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

This press release and these forward-looking statements include UDR's analysis and conclusions and reflect UDR's judgment as of the date of these materials. UDR assumes no obligation to revise or update to reflect future events or circumstances.

About UDR, Inc.

UDR, Inc. (NYSE:UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate properties in targeted U.S. markets. As of June 30, 2016, UDR owned or had an ownership position in 51,381 apartment homes including 3,510 homes under development or in preferred equity investments. For over 44 years, UDR has delivered long-term value to shareholders, the best standard of service to residents and the highest quality experience for associates. Additional information can be found on the Company's website at ir.udr.com.